A New Venture for Masa Taqueria PVD, LLC



Masa Taqueria PVD
560 Mineral Spring Ave Site 2128
Pawtucket, RI 02860
MasataqueriaPVD.com

John Kirk - Owner/Chef
401-433-8305.
masataqueriapvd@gmail.com

Noor Wafai - Owner/Operator
978-771-7695
noor.a.wafai@gmail.com



Business Plan Confidentiality Agreement

The undersigned reader of **MASA TAQUERIA PVD, LLC** Business Plan hereby acknowledges that the information provided is completely confidential and therefore the reader agrees not to disclose anything found in the business plan without the express written consent of **John W Kirk III.**

It is also acknowledged by the reader that the information to be furnished in this business plan is in all aspects confidential in nature, other than information that is in the public domain through other means and that any disclosure or use of the same by the reader may cause serious harm and or damage to **Masa Taqueria PVD, LLC**.

Upon request this business plan document will be immediately returned to **John W Kirk III**.

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Signature

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Name (typed or printed)

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Date

This business plan does not imply an offering of securities.



Executive Summary

Purpose

The purpose of this business plan is to lay out a blueprint in order to raise $350,000 for a brick & mortar to add to our portfolio of restaurant operations in Providence, RI.

Introduction

Masa Taqueria has been operating in the Providence area since February 2021. Started out of owners John and Noor's west end apartment during the pandemic, it unexpectedly took off on social media and has grown into something much bigger. Currently, Masa has two components: our home-base inside Rock & Rye Bar on Atwells Ave and a food truck that allows us to show up anywhere and everywhere!

We are now pursuing an expansion of our restaurant portfolio; an entirely new concept which will take the form of a high caliber **tapas and draft cocktail bar.** The menu will consist of small plates, charcuterie, wine, and an array of cocktails on draft. We will cater to an array of groups while notably filling the void of late night food options downtown. The establishment will be located in downtown Providence, RI steps from the Omni hotel, convention center, and AMP center.

Problem/Need

Problem: There is a lack of late night food in downtown Providence.

Need: Quality late night food in conjunction with refined cocktails and great atmosphere

Solution

Our company aims to be a high caliber cocktail and tapas bar as well as a late night spot serving small plates, comfort food, and cocktails until 1am.

Competitive Advantages

Our company will have several competitive advantages including:

- **Location, location, location!** By operating in the heart of downtown, we have direct access to the bar crowds roaming the city, the student population at JWU/RISD/BROWN, as well as the Omni/convention center and AMP Center crowds.

- **Late night food.** Downtown Providence is known for its array bars open until 1-2am, but food options after 10pm are notoriously sparse. We will fill this hole in the market by becoming one of the prominent late night food options in the area.

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- **A combined 25 years experience** in restaurants, including restaurant ownership

- **A built-in customer-base from our current business venture**, Masa Taqueria, as well as a large following (15k) on social media. This built-in customer base will provide a great jump-off point for patronage at a new concept brick & mortar under the same ownership.

- **Block Parties:** We have the unique advantage of the capacity for low-cost block parties in the heart of downtown due to the ownership of the building including the adjacent alley.

- Our food and drink menu is **developed to ensure quick and consistent service**. Draft cocktails ensure consistency and speed, while our menu will be built for speed, efficiency, but above all quality. This will ensure we are able to produce high volume while guaranteeing dependability.

Ownership & Management

Ownership of the company is comprised of individuals possessing a **combined 25 years experience** in the food, restaurant, and hospitality industries.

John W Kirk III Owner/Executive Chef - 15 years experience in restaurants including 2.5 years in business ownership at Masa Taqueria. Other experience includes serving, bartending and cooking a multitude of restaurants ranging from from fast food/casual to fine dining.

Noor A Wafai Owner/General Manager - 10 Years experience in restaurants including 2.5 years in business ownership at Masa Taqueria. Other experience includes working front of house as server, bartender and manager in breweries, restaurant, and cocktail bars.

Funding

$350,000 of funding is needed over the next six months for the buildout and minor renovations**. (*Uses: renovations, furniture, kitchen equipment, food, & restaurant supplies, legal fees, working capital, marketing, and personnel.*)

$120,000 to be funded through Mainvest, an SEC monitored crowdfunding platform designed to help small businesses seek funding through non-traditional means. **The remaining $230,000 will be funded through an SBA loan submission**.



Company Structure

Overview
Legal Structure
Masa Taqueria PVD is a **Limited Liability Company (LLC)**

Founded
February 2021

Ownership
The Company is owned by:

John W Kirk III (80%)

Noor Wafai (20%)

Location
55 Union St.

Providence, RI 02903

Mission
Our mission is to operate an innovative, high volume draft cocktail bar & late night tapas restaurant.

We aim to provide an environment that offers our clientele the opportunity to enjoy a uniquely inspired menu that will leave a lasting impression. We draw influences from our travels to Europe and South America, as well as our love for music and intrinsic need to provide people with remarkable hospitality. The goal is to render food that showcases our individuality, in conjunction with hospitality that acts as an extended hand, inviting people into our distinctive- and maybe at times peculiar- world.

Hours of operation
Our intended Hours of Operation:
7 days a week 5pm - 1am (2am on Fridays/Saturdays)



Company Summary
Our Vision

Our restaurant will be a tapas bar that offers a distinctive menu informed by out combined 25 years of experience in restaurants and inspired by our travels to Europe and South America. The menu will contain a range of plates small and large, a great wine selection, and craft cocktails on draft. Whether you're seeking a romantic date night, drinks and small plates with friends, or a late night spot to grab a quick and comforting bite, we want to be at the top of the list.

The atmosphere will be dark and romantic. Velvet accents and candlelight will punctuate an ornate bar made of dark wood and illuminated in golden lighting, reminiscent of a speakeasy.

We will aim for 7 day a week operations from 5pm-1am, and 2am on the weekends. We intend to draw a late night crowd by offering late night food to an area of the city where the options are sparse. Our late night menu will be comprised chiefly of comfort food items (think croquettes, Barcelona style tapas & more) which are quick and satisfying, especially after a couple drinks!

Our full menu will offer small plates ranging from Raw bar (feat. RI Seafood) Jamon bar & latin inspired Spanish tapas. Craft cocktails will be primarily on draft, meaning they are served quickly and are always consistent. We will offer light fare, comfort food, and a few more substantial plates for our hungrier guests. The menu will be composed of a good mix of familiar and unfamiliar choices; we want everyone to feel welcome, but we also want them to try new things!

We intend to cater to a wide group of people. Our location allows us the advantage of being close to many colleges, the Omni/convention center, and the AMP center. We expect a primary crowd of 21+ including college students, business professionals, and food and cocktail lovers of all walks of life.

Our service from start to finish will set us apart from others. It is of the utmost importance to us to have a well trained and knowledgeable staff that can act as a guide into our world. Our aim is something between relaxed/casual and upscale. The Establishment will hire the best people available, training, motivating, and encourage them, and thereby retaining the friendliest most efficient staff possible.



Products & Services

The restaurant will provide the following products and services:

- **Seasonal offering of draft cocktails, wine, & tapas**

Menu

The menu will be extremely small and simple to focus on quality over quantity.

Menu will feature seasonal vegetables from local farms, rotating croquettes, imported and domestic hams and charcuterie & classic Barcelona style tapas with latin American influence

Pricing

- Meal Price range from $35-50 per person

The goal of the establishment is to have 30,000 customers annually with an average ticket of $35 over the next 12 months, which will result in estimated revue of **$1.05M over a 12 month period**

We will achieve this by utilizing our current customer base of 6K individual customers logged in our POS and attracting new customers with our increased offerings of our new store front and cocktail bar

Goals

Masa Taqueria PVD has established goals in order to fulfill its objective of operating and growing this business establishment:

- Grow the business in the local market by offering tapas and craft cocktails in an upscale yet laid back environment open to customers of any demographic

- Build a strong leadership team to lead Masa Taqueria PVD in to the future.



- Keeping food cost under 25 % of revenue. (I.e. 35%)

- Keeping employee labor cost low without sacrificing quality of service by efficient scheduling.

- Averaging sales between $900K - $1.2M per year.

- Promote and expand our takeout, delivery, catering and food truck services

- Expand our marketing and advertising in the local area.

- Increase sales and revenue each year by %10.

Management Summary

Masa Taqueria PVD recognizes that in any growing Company management personnel often have to fill more than one role. As a result, a gap or gaps may exist until the Company is developed enough to have a specific person for every task required. **Masa Taqueria PVD** currently has everything covered and feels confident that each task is being handled competently by management.

The management team is well compensated. **Masa Taqueria PVD** has a team that has considerable experience together and shares knowledge in many different fields of business and in life.

Personnel Plan

As owners and operators of a food business of 2.5 years, we know it is of the utmost importance to have a well-trained staff. Making a dish that may seem simple often takes a great degree of knowledge and, at times, resourcefulness to execute. Our employees are deeply important projections of our concept, and for this reason we have adopted an effective interview process designed to staff the restaurant with qualified people for each position. Each applicant will be evaluated according to a pre-defined set of standards.

The staff will include primarily full-time employees with part-time employees hired as needed, who will work variable shifts based on volume.

Functional Roles

In order to execute on Masa Taqueria PVD's business model, the Company needs to perform many functions including the following:

(Pick any that apply)

- *General Manager*



- *Front Manager*

- *Sous Chef*

- *Cook*

- *Prep Cook*

- *Dishwasher*

- *Host*

Great service is very important to us and our mission. Management and servers will handle every painstaking detail to make the customer's dining experience memorable! We want our service to set us apart and fulfilling these roles with the right candidates will be the key to keeping people coming back to us.



Marketing Strategy

Our marketing strategy will be based primarily on **word of mouth, social media presence, and community block parties**.

Our company intends to capture return clientele and referrals by offering unique and remarkable food in conjunction with great service in an appealing environment that makes people want to come back for more. The execution of our concept at the service level is one of the most critical elements of our marketing plan. All menu items will be as competitively priced as possible for the area. While the company goal is not to be the restaurant at the lowest price point, we aim to be a dependable option when customers are looking for consistent quality food and cocktails at a great value, especially after 10pm when options become limited.

Our social media presence will focus on establishing and maintaining our one of a kind identity. We will explain who we are and what we do by showcasing our menu items, venue/atmosphere, staff highlights, and upcoming events on the most used social media apps like Instagram and Tik Tok.

Additionally, our company has the unique advantage for low cost block parties that can occur at virtually any time. This is a great way to broaden our reach with a variety of clientele by hosting themed events.

Marketing

Masa Taqueria PVD utilizes several marketing methods include the following:

- **Word of mouth/service-level customer connection**

- **Large social media presence on Instagram and Tik Tok**

- **Collaborations & Block parties**

  - *Grand Opening Celebration.*

  - *Advertising*

  - *Local Media*

  - *Flyers, Business Cards, Brochures*

  - *Mobile Marketing*

  - *Networking/PR*



Web Plan

Current website for Masa Taqueria: masataqueriapvd.com
Separate website for tapas bar TBD

Our company understands the importance of a website and online menu.

The website will be a vital source of information for the general population and prospective clientele. The site will offer a company overview and mission statement, menus, prices, reviews, and information regarding upcoming events. Our social media accounts will also be linked so interested parties can easily get visuals menu items as well as the restaurant space. Guests will also be able to send an e-mail or book catering orders directly through the site.

Sales Strategy

The sales plan is to establish and maintain position with the local customers. The strategy is to build more customers in order to increase revenue and repeat business. The Company will focus on making all customers happy with the food, beverage, and service options.

Masa Taqueria PVD will have an experienced staff that knows the food and menu inside and out. The Company will train every new employee.

Positioning

We will position ourselves primarily as a provider of exceptionally delicious and globally inspired offerings that is both dependable and consistent. Our unique position will be catering to a late night crowd who has a limited variety of food options in the downtown Providence area. We will distinguish ourselves by providing late night comfort food that is not the limited/typical options consumers in our area are normally left with.

Pricing

Our company seeks to strike the sweet spot between quality, value, and price. Ultimately, it is our goal to ensure that each guest who walks through our doors walks away with their expectations surpassed, and ultimately equates our company with a great value for what is offered.



Funding

Funding

We are seeking to raise **$350,000** over the next 3-6 months. Of this total fundraising goal, we are looking to Mainvest, an investment funding portal, to raise **$120,000** while the remaining goal of **$230,000** will ideally be obtained through an SBA Loan application or a private investor.

Use of Funds/Costs

Total costs are estimated to be:

- **$120K Mainvest funds use is detailed on our web profile**

- **SBA Funds to be used for:**

- **Licensing and Compliance $5,000**

- **Legal & Accounting Assistance $15,000**

- **Custom Bar Station $12,000**

- **Flooring $9,000**

- **Kitchen Equipment $35,000**

- **Finishing of basement $25,000**

- **Refrigeration and Freezers $20,000**

- **Remainder for Working Capital $109,000**



Conclusion

Masa Taqueria PVD would like to introduce a new concept to downtown Providence. We are truly grateful for the continued support from our Providence community and beyond who have made Masa what it is today. In the true entrepreneurial spirit, we endeavor to build on the success of Masa in a totally new way. Our brick and mortar will be a more refined offering of globally inspired tapas, charcuterie, and show stopping draft cocktails that caters to an array of occasions from date night to late night.

Our total funding goal is $350,000 which we plan to source in two ways: $120,000 from Mainvest and the remaining $230,000 from the SBA. These funds will be used for renovations, furniture, kitchen equipment, food, & restaurant supplies, legal fees, working capital, marketing, and personnel.

Our goal is to provide food, drink and service that surpasses peoples' expectations and leaves a lasting impression. With the growing demand for high-quality food and great service, Masa Taqueria PVD will capitalize on its proximity to Downtown PVD to build a core group of repeat business as well as a constant flow of first time guests.

Masa Taqueria PVD seeks a relationship with a **lender/investor** that can help **Masa Taqueria PVD** grow the business.

We value the time you've taken to read all about us and hope that you'll share in our visions and goals for the future!

Thank you for reading.